CONSENT OF KEN JONES

The undersigned hereby consents to the references to, and the information derived from, (i) the report titled "Fekola Gold Mine, Mali, NI 43-101 Technical Report" dated effective December 31, 2019, (ii) the report titled "Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations" dated effective December 31, 2016, (iii) the report titled "Otjikoto Gold Mine, Namibia, NI 43-101 Technical Report" dated effective December 31, 2018, (iv) the report titled "Gramalote Project, Colombia, NI 43-101 Technical Report" dated effective December 31, 2019, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2019, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063 and No. 333-232158) of B2Gold Corp.

/s/ Ken Jones
Ken Jones
March 20, 2020